

Mail Stop 7010

April 27, 2007

Via U.S. mail and facsimile

Mr. Val John Christensen, Esq.
Executive Vice President, General Counsel and Secretary
EnergySolutions, Inc.
423 West 300 South, Suite 200
Salt Lake City, UT 84101

     Re: EnergySolutions, Inc.
              Registration Statement on Form S-1
              Filed March 29, 2007
              File No. 333-141645

Dear Mr. Christensen:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not

previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

2.   Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

3.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be paid to the underwriters has been cleared by the NASD. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from the NASD informing us that the NASD has no additional concerns.

4.   Please review the disclosure throughout the registration statement and ensure that you have identified the sources for the assertions about the size of your operations and market share, leading positions, and information related to your industries. In this regard, we note you have provided numerous factual statements, but do not always indicate whether the source of this information is management's belief, industry data, scientific reports, general articles, or other sources. If the information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If the information is based upon other sources, please provide us with copies of these sources and tell us whether this information represents the most recently available data and, therefore, remains reliable. With respect to your assertions about market share and leading positions, please tell us in your response how you compare to your competitors in quantitative terms and consider appropriate disclosure in this respect. We cite as examples the following statements: "we believe that virtually every company or organization in the United States that holds a nuclear license uses our services or facilities, directly or indirectly," "It has been estimated that the DOE will spend $220 billion to $300 billion over the next several decades on nuclear services," "We are the larges non-government owner and operator of facilities in the United States for the treatment and disposal of LLRW and MLLW" and "This facility is the larges privately owned commercial facility for the disposal of LLRW in the United States… ."

Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

To expedite our review, please clearly mark each source to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have comments after reviewing your response.

5. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

6. We note that the disclosure throughout your filing regarding the agreements to which you are a party often discusses provisions that are "customary," but fails to explain the specifics of these provisions. For example, the discussion of the registration rights under the heading "Registration Rights Agreement" on page 106 refers to various customary rights. Please revise your filing and revise the disclosure to describe the specifics of these customary provisions.

Cover Page of Prospectus

7. Please disclose that your affiliates will receive proceeds from the offering.

Table of Contents

8. We note the statement in the first sentence of the first paragraph below the table of contents and have the following comments:

- If you intend to use any free writing prospectuses, you should remove this statement when you have a Section 10 prospectus available, as you will be liable for and investors will be entitled to rely upon that information.

- Please remove the phrase "or to which we have referred you," as you are not permitted to incorporate by reference.

Prospectus Summary, page 1

9. Please disclose why you have structured the offering using depositary shares that will in essence be exchanged for common stock 35 days after the offering.

10. Please revise to provide a more balanced description of your company and your business. For example, include a discussion of your weaknesses that is equally prominent as the discussion of your strengths.

11. Please briefly discuss the manner in which this offering will benefit your sponsors and any other affiliates, including members of management, the board of directors and other senior employees that participated in the acquisition of your company. The benefits should be quantified to the extent practicable by

each principal category of benefit. For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in your sponsors' acquisition of your company? Further, please identify the members of management to whom you intend to pay a portion of the proceeds owed under existing employment agreements and the amount each person will receive. Finally, please disclose all equity awards to be issued to these persons in connection with this offering. In this regard, we note the disclosure under the heading "Authorized Capitalization" on page 110 and in the fourth paragraph under the heading "Employment Agreements" on page 104.

12.   We note the glossary of terms on page 128 and have the following comments:

- Please prominently disclose in the forepart of the prospectus the location of the glossary.

- Please revise the defined terms, to the extent practicable, to ensure that they are clear from context. In this regard, we note that a reader should not have to learn a new vocabulary and all of the defined terms are acronyms.

- It does not appear that you consistently use the defined terms. For example, you refer to the "U.S. Department of Energy" in the second paragraph under the heading "Our Company" on page 1, rather than the defined term you included the glossary. Please revise accordingly.

13.   Please remove the second sentence of the first introductory paragraph. In this regard, we note that the disclosure in the prospectus regarding any documents filed as exhibits should be materially complete. Please also comply with this comment with respect to the fourth sentence of the first paragraph under "Where You Can Find More Information" on page 127.

14.   Please revise the disclosure in this section elsewhere in the prospectus to clearly explain the business as it exists today in contrast to your strategy to expand that business. In this regard, we note that you have included significant discussions concerning international opportunities, while there is little discussion of the fact that your international operations account for less than 1% of your revenues. In this regard, we note the disclosures on pages 41 and 70.

Our Company, page 1

15.   We note your disclosure in the second paragraph regarding your "life-of-plant" contracts. Please clarify that there are a number of circumstances under which these contracts can be terminated early.

16. We note the disclosure in the last paragraph. Please disclose the amount of pro forma revenues by segment and geographic location (domestic/international).

The Nuclear Services Industry, page 2

17. We note the disclosure in the last sentence of the third paragraph regarding "any new reactors." Please discuss, if material, in the Risk Factors section the issues concerning new reactors in the United States. For example, it appears that there has not been a new nuclear reactor ordered and built in the United States since 1973. It also appears the last new nuclear reactor was completed in 1996 and that it took over 24 years for the construction of that reactor to be completed.

Our Business Strategy, page 4

18. We read on page 5 that you intend to make selective acquisitions. Please confirm to us that no significant acquisitions are currently probable. Additionally, please confirm to us that if any significant acquisitions become probable prior to the effectiveness of your filing, you will amend your filing to provide the additional historical and pro forma financial statements required by Rules 3-05 and 11-01 of Regulation S-X. Refer to FRC 506.02.c.ii.

The Offering, page 7

19. Please disclose the offering price of each depositary share.

Use of Proceeds, page 7

20. Please disclose the allocation of the proceeds among the proposed uses. Please also comply with this comment under "Use of Proceeds" on page 31.

Summary Historical and Unaudited Pro Forma Financial Data, page 9

21. Clarify in the second paragraph on page 9 why the pro forma income statement data does not give effect to the BNGA and Safeguard acquisitions.

22. We note that you have presented combined results for your fiscal year 2005. We do not believe that it is appropriate to combine the results of the predecessor and successor entities in this manner because, as you noted, these periods are not comparable. Please remove the combined data. Also apply this comment to your Selected Historical Financial Data on page 40.

23. We note your presentation of the non-GAAP measures EBITDA and Adjusted EBITDA. Based on your disclosures in footnote 4 to this table, it appears that

you are presenting Adjusted EBITDA both because it is a performance measure used to determine management's incentive compensation and because this measure is included in the financial covenants for your senior credit facilities. We have the following comments:

- You indicate that "We use Adjusted EBITDA as a supplemental measure to assess our performance because it excludes certain non-cash equity compensation expenses, accretion expense, advisory fees and impairment of intangible assets that are included in EBITDA." We are unclear as to why the elimination of these recurring and nonrecurring charges provides for a meaningful measure of your performance. It also does not appear that this measure complies with Item 10(e) of Regulation S-K. Please tell us how your measure complies with Item 10(e) or delete this measure as a performance measure. For additional information see our responses to Questions 8 and 9 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

- We note the discussion of the components of your executives' compensation on pages 95 and 96. It is unclear to us from this disclosure if or how Adjusted EBITDA is used to determine management's incentive compensation. Please explain this to us in more detail.

- It is unclear to us that either EBITDA or Adjusted EBITDA was used to determine management's incentive compensation for the predecessor. Additionally, based on page F-19 and other disclosures in your filing, it appears that the senior credit facilities were not obtained until the successor entity was formed. Please remove these measures from the predecessor periods, or explain in better detail why these non-GAAP measures are relevant to the predecessor periods.

- You indicate that Adjusted EBITDA is presented, in part, because it is contained in your debt covenants. If you believe that the senior credit facilities are material agreements, that the covenant is a material term of those agreements and that information about the covenant is material to an investor's understanding of the company's financial condition and/or liquidity, please disclose this measure as calculated by the debt covenant within MD&A. MD&A must include all disclosures required by our response to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, you should clarify and quantify the specific debt agreements that contain covenants involving Adjusted EBITDA and demonstrate that these are material debt agreements to your company. Additionally, since your disclosures on page 117 indicate that Adjusted EBITDA is merely a component of two of the ratios calculated for your debt covenants, and not a debt covenant measure in and of itself, it is unclear to us how your current presentation, which highlights your Adjusted EBITDA amount achieves the goal of demonstrating compliance with your financial covenants. In this regard, it appears that it would be more appropriate and meaningful to present and discuss the minimum leverage ratio and the minimum cash interest coverage ratio. Please advise or revise. In addition, given the presentation of this non-GAAP measure in the context of compliance with your debt covenants, please address why it would be meaningful to present this measure for periods other than the latest covenant compliance date.

- Please also apply these comments throughout your filing where you present these non-GAAP measures.

Risk Factors, page 13

24. Please add risk factor disclosure regarding the amount of your annual debt service payment obligations and the current interest rates on variable rate debt. In addition, if the interest rate on your variable rate debt could materially affect the obligations, please disclose how much it will increase with a 1% increase. Finally, please quantify the amount of debt that will remain after the offering proceeds are applied.

Our business depends on the continued operation of our Clive, Utah Facility, page 13

25. We note the disclosure regarding "lower future disposal volumes." If material, please add a risk factor discussing the lower volumes, including quantification of the decrease and the anticipated impact on your results of operations.

26. We note the assumption that you will be able to obtain an amendment to convert the license. We have the following comments:

- Please disclose the number of years of remaining capacity if you do not covert this license.

- Please advise us as to the basis for this assumption. In this regard, we note that it appears that such a conversion might be impacted by the same types of difficulties confronted by new facilities, as discussed under the heading "Strategic Processing and Disposal Facilities" on page 3.

Changes in existing environmental and other laws…, page 14

27. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." The risk discussed in the second paragraph could apply to any issuer in any industry. Please explain how the risk specifically applies to your company.

28. Please quantify the impact on your results of operations arising from the limits placed on your Barnwell disposal site.

Our life-of-plant contracts may not remain effective…, page 14

29. Please disclose the percentage of your life-of-plant contracts that contain one or more of the four provisions that could result in early termination of the contract.

We may not be successful in winning new business mandates…, page 15

30. We note the disclosure in the second sentence of the first paragraph. Please add risk factor disclosure regarding these material contracts, if applicable.

Our use of proportional performance accounting…page 20

31. Please clearly explain the impact of the variance discussed in the last sentence.

Anti-takeover provisions in our charter documents…, page 26

32. Please revise to disclose the actual risk to an investor, namely the risk that these anti-takeover provisions may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority security holders.

Reorganization, page 29

33. Please disclose the reasons or purpose for the reorganization and its structure.

Use of Proceeds, page 31

34. As you intend to use a portion of the net proceeds to repay indebtedness, please describe the use of the indebtedness' proceeds (other than short term borrowings used for working capital), if the indebtedness was incurred within one year. See instruction 4 to Item 504 of Regulation S-K.

Dividend Policy, page 31

35. Please explain how you intend to finance the 2007 dividend. In addition, please provide the following disclosures regarding your dividend policy:

- Please discuss the risks and limitations of your policy. This should include a clear statement that your dividends may not be paid in accordance with your policy. You should also disclose the consequences of not investing your earnings in future growth as well as the consequences of not using your earnings towards provisions for unexpected cash needs.

- Please disclose whether you intend to borrow to pay dividends according to your stated policy if you do not have the cash necessary to pay the intended dividends, as well as the risks and possible outcomes if expected results are not achieved.

- You disclose that certain current debt arrangements restrict you from paying dividends after your offering if you are in default. Please state whether based on your forward-looking operating results and expected cash flows, you expect to be in compliance with these debt covenants, for which noncompliance could lead you to be in default.

Dilution, page 33

36. It does not appear that your disclosure in this section reflects shares of common stock that your officers, directors and any other affiliated persons have the right to acquire, such as through options or other derivative securities. Please revise accordingly. See Item 506 of Regulation S-K.

Unaudited Pro Forma Income Statement, page 37

37. We read on page 34 that you have excluded the increased non-cash compensation expense resulting from options granted by you at the time of the offering from your pro forma income statement. With reference to Rule 11-02(b)(6), please clarify how you determined that these options should not be included in your pro forma income statement. In this regard, based on the description on page 104, the award of these options appears to be directly attributable to your IPO, once you determine the mid-point of your offering price, we assume that you could calculate the fair value of these grants under SFAS 123R, and we assume that you will recognize the related compensation expense over the three year vesting period.

38. Please revise the line titled "net income (loss)" to clarify that you are presenting income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transactions. Refer to Article 11-02(b)(5) of Regulation S-X. In this regard, any material nonrecurring charges or credits directly attributable to the transactions and which will be included in your income statement in the 12 months following your IPO should be discussed in a pro forma footnote.

39. As indicated in footnote (h) to your pro forma income statement on page 38 you have eliminated the fees related to your advisory services agreements with each of your Sponsors as those agreements will be terminated in connection with your IPO. Please expand your disclosures to clarify the following:

   - Clarify whether there are any related termination payments or penalties.

   - Address the nature of the advisory services provided under these agreements. Clarify whether the company will incur similar costs in the future. If so, please reassess the appropriateness of eliminating these fees in your pro forma statement of income.

Management's Discussion and Analysis of Financial Condition…, page 41

Results of Operations, page 46

40. We note that the narrative analysis of your 2005 results combines the results of the predecessor and successor companies. While we will not object to the presentation of pro forma sales, cost of sales and gross profit of your predecessor and successor in your analysis of trends in MD&A, we do not believe it is meaningful or appropriate to present and discuss combined results of a predecessor and successor. We believe the most appropriate presentation is to briefly discuss the historical results of the predecessor and the successor and to present and discuss pro forma sales, cost of sales and gross profit for the year ended December 31, 2005.

41. We note that your gross profit margin varies significantly between your reportable segments. Please address these variances in greater detail to provide your investors with more insight into segmental operating income. Refer to Item 303 of Regulation S-K and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 51

42. Please discuss the impact of the dividends you intend to pay on your liquidity.

43. Your discussion of liquidity and capital resources appears to present combined numbers for 2005. Please revise to separately discuss the predecessor and successor periods in 2005 rather than combining them.

44. Please revise your discussion of historical cash flows to provide better insight into the underlying reasons for the changes seen on your statements of cash flows. For example, you mention that in 2005 you had improved customer collections and higher accounts payable than in 2004, but it is unclear why these changes occurred. It also appears that you had significant changes in your accrued liabilities and restricted cash in 2005 as compared to 2004, but these are not discussed. Also, we note that you had an unusually large member distribution in 2005, but it is unclear why this differed from other years.

Senior Credit Facilities, page 52

45. Please disclose the interest rate on your debt as of the most recent practicable date. Please also comply with this comment in the section entitled "Description of Material Indebtedness" on page 116.

Contractual Obligations and Other Commitments, page 53

46. Notwithstanding the fact that your debt bears interest at variable rates, it appears that this interest may represent a significant contractual obligation. Please revise your discussion of this interest in footnote one to estimate the interest expense related to each period for which you are presenting long-term debt, as we believe this is useful information to your investors.

Critical Accounting Policies, page 54

D&D Liabilities, page 55

47. Please provide a sensitivity analysis to address the impact that changes in inflation rates or the estimated costs, timing or extent of the required activities would have on your recorded liabilities.

Recoverability of Long-Lived Assets, Including Goodwill, page 57

48. Please provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.

Nuclear Services Industry, page 60

Significant Upcoming Federal Contracts, page 62

49. We note the disclaimer provided in the second paragraph of footnote (1) to the
     table. Please revise to more prominently disclose this disclaimer.

Significant D&D Services Opportunity, page 63

50. Please disclose whether you have any agreements relating to the 13 reactors. If
     so, please disclose the value of these agreements. In addition, please discuss in
     greater detail the opportunity regarding D&D services, as it appears that most of
     the listed reactors have been shutdown for 20 years or more.

Nuclear Renaissance, page 64

51. We note the disclosure in the second paragraph that 25 new reactors have been
     proposed to be constructed. Please explain the term "proposed." For example,
     are these merely indications of interest? In addition, please explain in greater
     detail the process for getting approval to build a new reactor, including a typical
     timeframe between proposing construction and completing construction. In this
     regard, please explain the "early site permits" you have referenced in this
     paragraph. Finally, please comply with this comment in the last sentence of the
     first paragraph under "International Nuclear Services" on page 65.

Business, page 67

52. Please disclose the information required by Item 101(c)(vii) of Regulation S-K.

Fernald Closure Project, page 71

53. Please disclose an estimate of the incentive fee discussed in the third paragraph.

Research and Development, page 80

54. Please disclose the information required by Item 101(c)(xi) of Regulation S-K.

Patents and Other Intellectual Property Rights, page 80

55. Please disclose when your intellectual property rights expire or terminate. See
     Item 101(c)(iv) of Regulation S-K.

Competition, page 84

56.   Please discuss your competition's advantages over you and how this affects
      your competitive position within your industry. See Item 101(c)(x) of
      Regulation S-K.

Employees, page 84

57.   Please disclose the duration of your collective bargaining agreements.

Regulation, page 86

58.   Please disclose the information required by the second sentence of Item
      101(c)(xii) of Regulation S-K.

Management, page 90

59.   It appears that you intend to nominate a new director prior to the completion of
      your offering. In this regard, we note the disclosure in the last paragraph under
      the heading "Audit Committee" on page 92. Once this person has been chosen
      or nominated to become a director, please provide the information required by
      Item 401(a) of Regulation S-K, as well as the consents required by Rule 438 of
      Regulation C.

Directors Compensation, page 94

60.   Please clarify the directors who will receive the compensation discussed in the
      bullet points.

Compensation Discussion and Analysis, page 94

Components of Compensation for 2006, page 95

61.   We note that annual performance bonuses and excess performance bonuses are
      based, in part, on the degree to which certain individual bonus objectives have
      been achieved. Please disclose these objectives. If you believe that disclosure
      of these objectives would cause you competitive harm, please provide to us an
      explanation supplementally based on the standard you would use if requesting
      confidential treatment. In that case, please note that you must still disclose the
      difficulty to achieve the undisclosed objectives. Refer to Instruction 4 to Item
      402(b) of Regulation S-K.

62.   Please discuss the vesting provisions applicable to the profit interests in ENV Holdings LLC.

63.   We note the disclosure under the heading "Retention payments." Please explain the meaning of "change of control," rather than refer readers to the employment agreements. Please also comply with this comment in the last paragraph under the heading "Potential Payments on Termination and Change of Control" on page 99.

Board of Directors, page 92

64.   Please clarify that none of your current directors are independent.

Summary Compensation Table, page 97

65.   We note the disclosure in footnote (a) to the table. It does not appear that these bonuses are discussed in your compensation discussion and analysis on page 94. Please advise or revise.

2007 Equity Incentive Plan, page 100

66.   We note the disclosure in the second sentence under the heading "Authorized Capitalization" on page 110 regarding your intended grants of restricted stock and in the fourth paragraph under the heading "Employment Agreements" on page 104 regarding your intended award grants. Please disclose whether these grants will be made under this plan. Please also disclose the amount of each grant.

Indemnification of Officers and Directors, page 105

67.   It appears that you intend to enter into indemnification agreements with each of your directors. In this regard, we note the disclosure in the second paragraph in the section entitled "Item 14. Indemnification of Directors and Officers" on page II-1. Please discuss the material terms of these agreements in this section.

Certain Relationships and Related Party Transactions, page 106

68.   Please disclose whether the transactions described in this subsection are on terms as favorable as could have been obtained from unaffiliated parties.

Advisory Services Agreements, page 106

69. Please disclose whether any fees will be paid under the agreements upon their termination in connection with this offering. If so, please disclose the amount of the fees.

Procedures for Approval of Related Party Transactions, page 107

70. We note the disclosure in the second paragraph. Please clarify who will review and approve the transactions. For example, will it be the audit committee that is discussed in the third paragraph or a separate person or entity?

Selling Shareholder, page 108

71. Please include a column disclosing the number of shares the selling stockholder may sell in this offering.

72. Please expand your disclosure to discuss the over-allotment option, including the number of over-allotment shares and the percentage to be owned after the offering if the over-allotment is exercised in full.

73. Please identify the natural persons with dispositive voting or investment control of the selling stockholder. See Interpretation 4S. "Item 507 of Regulation S-K" of the March 1999 supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

Description of Capital Stock, page 110

74. We note the statement in the introductory paragraph that your summary is not complete. A summary by its nature is not complete. Your statement suggests you may not have outlined the material provisions of the capital stock. Please revise accordingly. Please also comply with this comment in the first paragraph under the heading "Description of Material Indebtedness" on page 116.

Common Stock, page 110

75. Please indicate whether common stockholders have cumulative voting rights.

Authorized Capitalization, page 110

76. Please revise the second sentence to include the shares of restricted to be issued to management. Please also provide the disclosure assuming the full exercise of the over-allotment option.

77. Please disclose the information required by Item 201(a)(2)(a)(i) of Regulation S-K as of the completion of this offering. Please include those securities to be issued in connection this offering.

Description of Depositary Shares, page 113

Limitations on Obligations and Liability, page 114

78. Please clearly disclose that the deposit agreement does not limit your liability under the federal securities laws.

Underwriting, page 122

79. We note the disclosure regarding the lock-up agreements. Please disclose the percentage of each of the outstanding and the issuable shares of common stock that will be subject to lock-up agreements.

80. Please discuss whether Credit Suisse has any intentions to release shares from the lock-up agreements and describe those factors Credit Suisse may likely consider in determining to release shares.

81. We note the disclosure in the second, third and fourth full paragraphs on page 124. This disclosure is extremely vague. You must identify each underwriter having a material relationship with the company and state the particular nature of the relationship. Please revise to be more specific.

EnergySolutions, LLC Financial Statements for the Year Ended December 31, 2006
General

82. Please address the appropriateness of the historical financial statements you have provided. With reference to Leslie Overton's AICPA SEC & PCAOB Conference Speech on December 12, 2006, available on our website at www.sec.gov/news/speech/2006/spch121206lao.htm, specifically address the following comments.

- Please provide us with more information regarding each entity identified in the Reorganization chart on page 30, including when such entity was formed and their underlying operations. Please also disclose separately the Sponsors' and Management's ownership percentages.

- Please tell us what consideration was given to providing the separate financial statements of Energy Solutions, Inc. In this regard, help us to understand how you determined that the financial statements of

EnergySolutions, LLC satisfy the requirements of Rules 3-01 and 3-02 of Regulation S-X.

- Tell us what consideration was given to reflecting the reorganization that will occur prior to the consummation of the offering in the historical financial statements such that you would provide EnergySolutions, Inc. as if the reorganization had occurred.

- We note that the historical financial statements of EnergySolutions, LLC do not reflect the earnings per share and equity of the registrant. Tell us what consideration you have given to presenting the present historical earnings per share data for each period in accordance with paragraph 6 of SFAS 128, along with the disclosures required by paragraphs 40 and 41 of SFAS 128.

- We note that the historical financial statements of EnergySolutions, LLC do not reflect the income taxes that will result from the registrant being a taxable entity. Tell us what consideration you gave to providing pro forma tax information for each period presented.

Note 2 – Summary of Significant Accounting Policies

Accounts Receivable, page F-8

83. We note that your allowance for doubtful accounts has decreased significantly as a percentage of your gross accounts receivable. Please supplementally tell us how much of your December 31, 2006 accounts receivable balance you have collected as of the most recent practicable date. Expand Management's Discussion and Analysis to address this material change in management's estimate.

Facility and Equipment Decontamination and Decommissioning Liabilities, page F-9

84. Please expand your disclosure to clarify how you measure and when you record your obligations for decontamination and decommissioning.

Revenues and Cost of Revenues, page F-11

85. We note your disclosures here and on page 55. Please expand your policy to address the following:

- With regard to your cost-plus award or incentive-fee contracts, you indicate that with regard to your cost-reimbursable contracts, monthly assessments are made to measure the amount of revenues earned in accordance with established contract provisions. Please expand your footnote to clarify what you mean by this.

- With regard to your fixed-price contracts, please expand your disclosure to clarify, as indicated on page 55, that you recognize revenues using the proportional performance method, where estimable.

- With regard to your fixed-price contracts, you indicate that revenues are recognized using appropriate output measures, where estimable, or on other measures such as proportion of costs incurred to total estimated contact costs. Please identify the output measures used. Clarify under what scenario(s) output measures are not estimable. Demonstrate for us how input measures such as costs incurred to total estimated contract costs are a reasonable surrogate for an output measure. Please refer to Section 2(F)(2) of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf, and tell us how your disclosures and accounting comply with the guidance in our Outline.

 Note 3 – Acquisitions, page F-14

86. We read that your purchase price allocation for Duratek is still preliminary since you have not finalized the value of certain intangible assets, but you do not expect any adjustments to be material. We note that you currently have about 71% of the purchase price allocated to goodwill, and about 13% allocated to other intangible assets. Please tell us, and revise your disclosure to more clearly explain, why so much of the purchase price is allocated to goodwill. Refer to paragraph 51(b) of SFAS 141.

87. We note from Duratek's Form 10-K for the year ended December 31, 2005, it had licensed facilities and patents and other intellectual property rights. Clarify how you determined the fair value of Duratek's licensed facilities. Do the acquired permits you have reflected at the bottom of page F-16 relate to these facilities? Also tell us why you do not appear to have recognized the fair value of Duratek's patents and other intellectual property rights as acquired intangible assets.

88. Please tell us what is included in the acquired customer relationships.

89. Please tell us what consideration you gave to valuing acquired long-term contracts similar to backlog if these are not included in customer relationships, and describe to us and disclose on page 57 your valuation methodology.

90. We note that you allocated $18,194,000 and $15,371,000 of the Envirocare and Duratek purchase price to unearned revenues. Please explain to us the nature of the legal performance obligations you assumed such that these recorded amounts are appropriate. Refer to EITF 01-3.

Note 7 – Senior Credit Facility

91. Please disclose the maturity date of your revolver and the weighted average interest rate as of December 31, 2006. Refer to Article 5-02(19) of Regulation S-X. You should also disclose your actual interest rate at year end for your variable long-term debt. Refer to Article 5-02(22) of Regulation S-X.

Note 8 – Accrued Expenses and Other Current Liabilities, page F-20

92. Expand Management's Discussion and Analysis to address the significant increase in salaries and related expenses.

Note 9 – Facility and Equipment Decontamination and Decommissioning, page F-20

93. Expand your disclosure to clarify why there was a $6,035,000 adjustment to your ARO estimate.

94. We note that you have purchased insurance policies to fund your obligation to clean and remediate your Tennessee facilities and equipment. Please revise to clarify, if true, that notwithstanding these insurance policies you appropriately recorded the ARO related to this facility and equipment.

Note 13 – Equity-Based Compensation, page F-22

95. We note your disclosures concerning the grants of profit interest units in ENV Holdings LLC to your management. We have the following comments:

- Please disclose when these grants were made, the number of units granted on each grant date, and the fair value on each grant date.

- Please remove your reference to the use of an "independent valuation firm" to value these grants. Alternatively, if you wish to continue to refer to your reliance on this expert, you should name this expert and provide their consent as required by Section 436(b) of Regulation C.

- Please revise to state whether the valuation was contemporaneous or retrospective.

- The above comments should also be applied to your disclosure in MD&A on page 58.

- Please tell us the methodology used by the valuation firm, such as a market approach or an income approach.

- If you did not obtain a contemporaneous valuation, please expand your MD&A disclosures on page 58 to include the following additional information:

  - A discussion of the significant factors, assumptions and methodologies used in determining fair value,

  - A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price, and

  - The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Note 16 – Segment Reporting and Business Concentrations, page F-26

96. We note your explanation of the expenses allocated to the Corporate segment on page 44. Please provide a similar explanation, either here or in MD&A, of the assets that are allocated to the Corporate segment. Refer to paragraph 31(c) of SFAS 131.

Part II – Information Not Required In Prospectus

Item 14. Indemnification of Directors and Officers, page II-1

97. We note the disclosure in the second paragraph. Please file the indemnification agreements as exhibits to the registration statement. Alternatively, you may file the form of indemnification agreement if each of the agreements is substantially the same.

Item 15. Recent Sales of Unregistered Securities, page II-2

98. Please confirm that you have filed all agreements relating to the reorganization as exhibits to the registration statement or explain the reasons why you are not required to do so. See Item 601(b)(2) of Regulation S-K.

99.   Please provide the information required by Item 701 of Regulation S-K for any options or other derivative securities issued in the past three years, if applicable.

Item 16. Exhibits and Financial Statement Schedules, page II-2

100. Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

101. We note the disclosure in note 3 to the financial statements beginning on page F-14 regarding the Envirocare and Duratek acquisitions. Please confirm that you have filed all agreements relating to these acquisitions as exhibits to the registration statement or explain the reasons why you are not required to do so. See Item 601(b)(2) of Regulation S-K.

*   *   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the above registration statement, it should furnish a letter, at the time of such request, acknowledging each of the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Boris Dolgonos, Esq.
        Weil, Gotshal & Manges LLP
        767 Fifth Avenue
        New York, NY 10153

Mr. Kris F. Heinzelman, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019